Exhibit 99.3

Eidos plc
14 October 2004

For Immediate Release

Report and Accounts (Listing Rule 9.31)

Copies of the following shareholder documents have been delivered to the Document Viewing Facility at the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS:-

The Annual Report and Accounts for the year ended 30 June 2004 and the Notice of Annual General Meeting 2004.

END